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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2005


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
            ---------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F _______


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _______ No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended June 30, 2005, with respect to the financial statements of Tefron.






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        TEFRON LTD.

                                        (Registrant)



                                        By:    /s/ Asaf Alperovitz
                                               -------------------------------
                                        Name:  Asaf Alperovitz
                                        Title: Chief Financial Officer


                                        By:    /s/ Hanoch Zlotnik
                                               -------------------------------
                                        Name:  Hanoch Zlotnik
                                        Title: Finance Manager




Date: August 31, 2005




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